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Exhibit 12.1

NABORS INDUSTRIES LTD. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Six Months Ended June 30,		Year Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
Income (loss) from continuing operations before income taxes	$(291,979)	$(308,209)	$(580,084)	$(1,198,075)	$(427,535)	$(604,615)	$106,160
Less earnings (add losses) from affiliates, net of dividends	(1)	(2)	(7)	221,914	84,275	7,102	800
Less subsidiary preferred stock dividends	—	—	—	—	—	(1,984)	(3,000)
Add amortization of capitalized interest	8,251	8,272	16,381	16,462	16,123	14,901	13,282
Add fixed charges as adjusted (from below)	123,239	112,371	225,138	187,690	185,666	185,772	232,497

Earnings (i)	$(160,490)	$(187,568)	$(338,572)	$(772,009)	$(141,471)	$(398,824)	$349,739

Fixed charges:
Interest expense:
Interest on indebtedness	$107,303	$97,904	$195,307	$179,030	$174,680	$171,761	$217,347
Capitalized	275	1,138	2,749	6,650	20,359	24,441	13,045
Amortization of debt related costs(a)	14,675	13,303	27,583	6,331	7,248	6,187	6,071
Subsidiary preferred stock dividends	—	—	—	—	—	1,984	3,000
Interest portion of rental expense	1,261	1,164	2,248	2,329	3,738	5,840	6,079

Fixed charges before adjustments (ii)	123,514	113,509	227,617	194,340	206,025	210,213	245,542
Less capitalized interest	(275)	(1,138)	(2,479)	(6,650)	(20,359)	(24,441)	(13,045)

Fixed charges as adjusted	$123,239	$112,371	$225,138	$187,690	$185,666	$185,772	$232,497

Ratio (earnings divided by fixed charges before adjustments) (i)/(ii)	N/A (b)	N/A (b)	N/A (b)	N/A (b)	N/A (b)	N/A (b)	1.42

(a)
Includes deferred financing, discount and premium amortization.

(b)
The ratio of earnings to fixed charges was negative for the years ended December 31, 2017, 2016, 2015, 2014 and the six months ended June 30, 2018 and 2017. Additional earnings for these periods of $566.2 million, $966.3 million, $347.5 million, $609 million, $284.0 million and $301.1 million, respectively, would be needed to have a one-to-one ratio of earnings to fixed charges.

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  Exhibit 12.1
NABORS INDUSTRIES LTD. AND SUBSIDIARIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (In thousands, except ratio amounts)